SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(AMENDMENT NO. 3)
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

GERDAU AMERISTEEL CORPORATION
(Name of the Issuer)
GERDAU AMERISTEEL CORPORATION
GERDAU S.A.
GERDAU STEEL NORTH AMERICA INC.
MARIO LONGHI
JORGE GERDAU JOHANNPETER
FREDERICO C. GERDAU JOHANNPETER
ANDRE GERDAU JOHANNPETER
CLAUDIO JOHANNPETER
(Names of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
37373P 10 5
(CUSIP Number of Class of Securities)

Robert E. Lewis Vice President, General Counsel and Corporate Secretary Gerdau Ameristeel Corporation 4221 W. Boy Scout Blvd., Suite 600 Tampa, Florida 33607 (813) 207-2322	Expedito Luz Executive Vice President, Legal and Compliance Gerdau S.A. Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005 +55 51 3323 2441
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With copies to:

Andrew J. Beck, Esq. Daniel P. Raglan, Esq. Torys LLP 237 Park Avenue New York, New York 10017 (212) 880-6000	Alan Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000
This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☑	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$660,828,245*	$47,118**

*	For purposes of determining the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, the transaction value of the common shares of Gerdau Ameristeel Corporation to be received by Gerdau Steel North America Inc., assuming acceptance of the offer by all holders of Gerdau Ameristeel Corporation’s common shares and options in the United States, is calculated as follows: multiplying (i) 60,075,295, the number of shares of Gerdau Ameristeel Corporation held by shareholders in the U.S. or subject to options held by persons in the U.S., by (ii) $11.00, the price to be paid for the shares held by such shareholders.

**	In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the transaction value by 0.0000713.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid: $47,118
Form or registration no.:  Schedule 13E-3, File No. 005-80121
Filing Party:  Gerdau Ameristeel Corporation, Gerdau S.A. and Gerdau Steel North America Inc.
Date Filed: July 9, 2010

     This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission by Gerdau Ameristeel Corporation (the “Company”), a company organized under the laws of Canada, Gerdau S.A., a company organized under the laws of Brazil, Gerdau Steel North America Inc. (the “Acquiror”), a company organized under the laws of Canada, Mario Longhi, Jorge Gerdau Johannpeter, Frederico C. Gerdau Johannpeter, Andre Gerdau Johannpeter and Claudio Johannpeter (collectively, the “Filing Persons”) on July 9, 2010, as amended on August 6, 2010 and August 13, 2010. The Schedule 13E-3 relates to the plan of arrangement pursuant to which the Acquiror will acquire all of the outstanding common shares of the Company not already owned, directly or indirectly, by Gerdau S.A. and the Company will become a wholly-owned subsidiary of the Acquiror.
     This Amendment No. 3 includes as Exhibit (a)(9) a press release dated August 24, 2010, entitled “Gerdau Ameristeel Shareholders Approve Plan of Arrangement” issued by the Company and Gerdau S.A.
     All information contained in, or incorporated by reference into, this Amendment No. 3 concerning each Filing Person was supplied by such Filing Person, and no other Filing Person takes responsibility for the accuracy of such information as it relates to any other Filing Person.
Item 16.   Exhibits
Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following:
(a)(9)     Press Release dated August 24, 2010.

2

SIGNATURE
     After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of August 24, 2010

GERDAU AMERISTEEL CORPORATION
By:	/s/ Barbara Smith
	Name:	Barbara Smith
	Title:	Vice President and Chief Financial Officer

GERDAU S.A.
By:	/s/ Expedito Luz
	Name:	Expedito Luz
	Title:	Vice President

GERDAU STEEL NORTH AMERICA INC.
By:	/s/ Expedito Luz
	Name:	Expedito Luz
	Title:	Director

[Signature Page to Amendment No. 3 to Schedule 13E-3]

/s/ Jorge Gerdau Johannpeter
JORGE GERDAU JOHANNPETER

/s/ Frederico C. Gerdau Johannpeter
FREDERICO C. GERDAU JOHANNPETER

/s/ Andre Gerdau Johannpeter
ANDRE GERDAU JOHANNPETER

/s/ Claudio Johannpeter
CLAUDIO JOHANNPETER

/s/ Mario Longhi
MARIO LONGHI

[Signature Page to Amendment No. 3 to Schedule 13E-3]

EXHIBIT INDEX
(a)(9)         Press Release dated August 24, 2010.